Exhibit 99.3

Your Vote Counts! TSAKOS ENERGY NAVIGATION LTD 2021 Annual Meeting Vote by June 23, 2021 11 :59 PM ET You invested in TSAKOS ENERGY NAVIGATION LTD and its time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 24, 2021. Get informed before you vote View the Notice & Proxy Statement, Financial Statements online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 10, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.proxyvote.com control# Smartphone users Point your camera here and vote without entering a control number Vote in person at the meeting* June 24, 2021 4:00 pm LST Tsakos Energy Navigation Limited 367 syngrou avenue 17564 p. Faliro Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a "legal proxy." To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. TSAKOS ENERGY NAVIGATION LTD 2021 Annual Meeting Vote by June 23, 2021 11:59PMET Board Recommnds For For For For voting items 1. Election of Directors Nominees: 01 Aristides A.N. Patrinos 02 Efthimios E Mitropoulos 2 To receive and consider the Company's 2020 audited financial statements; 3 To appoint Ernst & Young (Hellas), Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2021 and to authorize the Audit Committee of the Board of Directors to set their remuneration; 4 To approve the directors' remuneration. NOTE: Such other business as may properly come before the meeting or any adjournment thereof.